MAXIM SERIES FUND, INC.

8515 EAST ORCHARD ROAD

GREENWOOD VILLAGE, COLORADO 80111

February 13, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Filing Desk

Re:	Maxim Series Fund, Inc.

Post-Effective Amendment No. 95 to Registration Statement on Form N-1A

File Nos. 2-75503, 811-03364

Commissioners:

Electronically transmitted for filing pursuant to Rule 485(a) under the Securities Act of 1933 is the above-referenced Post-Effective Amendment No. 95 to the Registration Statement on Form N-1A for Maxim Series Fund, Inc.

Please do not hesitate to contact me, at 303-737-4675, with any questions you may have.

Sincerely,

/s/ Ryan L. Logsdon

Ryan L. Logsdon

Assistant Vice President & Counsel